12612 West Alameda Parkway

Lakewood, Colorado 80228

July 20, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Mara L. Ransom, Legal Branch Chief

Re:                             Natural Grocers by Vitamin Cottage, Inc.
Registration Statement on Form S-1
File No. 333-182186

Dear Ms. Ransom:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, Natural Grocers by Vitamin Cottage, Inc. (the “Company”) hereby requests that the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), be accelerated so that the Registration Statement will become effective on July 24, 2012, at 2:00 p.m., Eastern Standard Time or as soon thereafter as practicable.

In addition, the Company formally acknowledges that:

•                  Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

•                  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

•                  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (303) 390-3858 or contact our counsel, Lucy Stark, at (303) 295-8493 with any questions or comments you may have.

Very truly yours,

NATURAL GROCERS BY VITAMIN COTTAGE, INC.

	By:	/s/ Sandra Buffa
Sandra Buffa

Its: Chief Financial Officer

cc: M. Lucy Stark, Holland & Hart LLP